Endeavour Silver President and COO Godfrey Walton Assumes the Responsibilities of VP of Operations and Country Manager

VANCOUVER, BC -- (Marketwired - August 11, 2016) - Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) announces the resignation of David Howe as VP Operations and Country Manager effective August 13, 2016. An executive search is under way and Endeavour President and COO Godfrey Walton will assume the responsibilities of VP of Operations and Country Manager until a new candidate is appointed.

Endeavour CEO Bradford Cooke, commented, "We want to thank Dave Howe for his nine years of service to the Company and we wish him all the best in his new opportunity."

About Endeavour -- Endeavour Silver Corp. is a mid-tier precious metals mining company with three high-grade, underground, silver-gold mines in Mexico. Since start-up in 2004, we have expanded our mining operations organically to produce 11.4 million ounces of silver equivalents in 2015. Endeavour's growing discovery of high-grade silver-gold mineralization on the Terronera property in Jalisco state, combined with the recent acquisition of the permitted El Compas mine and plant in Zacatecas state, should facilitate the Company's goal to become a premier senior producer in the silver mining sector.

Contact Information - For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: 1-877-685-9775
Tel: 604-640-4804
Fax: 604-685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com